Exhibit 99.1

LEASE AGREEMENT

BETWEEN:	BELLEVILLE COMPLEX INC., a corporation duly incorporated under the Canadian Business Corporations Act, having its Head Office at 407 McGill, Suite 710, in the City of Montreal, Province of Quebec, H2Y 2G3, herein represented by Mr. Vincent Chiara, duly authorized for the purposes hereof as he so declares;

(hereinafter the “Landlord”)

AND:	HEXO OPERATIONS INC., a corporation duly incorporated under the Canadian Business Corporations Act, having its Head Office at 204-490 St-Joseph Blvd., in the city of Gatineau, Province of Quebec, J8Y 3Y7, herein represented by Mr. Sébastien St. Louis, duly authorized for the purposes hereof as he so declares;

(hereinafter the “Tenant”)

THE PARTIES HERETO MUTUALLY AGREE AS FOLLOWS:

ARTICLE 1

ESSENTIAL PROVISIONS, DEFINITIONS AND INTENT

1.1

The Landlord hereby leases to the Tenant the Leased Premises, as shown on Schedule A, subject to the conditions and undertakings herein contained. The following are certain essential provisions of the Lease which form part thereof and which constitute the matter of the subsequent provisions of the present Lease:

1.1.1

LEASED PREMISES: means those premises identified on Schedule A attached hereto with an approximate rentable area of five hundred seventy-nine thousand square feet (579,000 sq. ft.) (the “Leasable Area of the Leased Premises”). The Leasable Area of the Leased Premises are situated on a portion of the ground floor and the mezzanine of the building located at 500 College Street, in the city of Belleville, Province of Ontario, K8N 4Z6 (the “Building”).

Confirmation of Leasable Area of the Leased Premises: Landlord may, at any time during the Term of the Lease remit to the Tenant a confirmation of the duly certified Leasable Area as stipulated in Subsection 1.2.13. The Leasable Area of the Leased premises shall be calculated in accordance with BOMA-1996 standards and shall be subject to final measurement and certification by Landlord’s architect, however, the gross-up factor shall in no case exceed five percent (5%). The Tenant shall nonetheless be entitled to verify at its cost the calculations made by the Landlord’s architect and in the event of any mathematical error(s), the necessary correction(s) shall be made (the “Boma Remeasurement”).

Until the Leasable Area of the Leased Premises is calculated and confirmed according to the Boma Remeasurement, for the purpose of estimating the leasable area of the leased premises, the parties shall rely on a certificate of location provided by an independent land surveyor acceptable to both parties.

1.1.2	POSSESSION DATE OF THE LEASED PREMISES: The parties have agreed to a tentative Possession Date of October 7th, 2018.

1.1.3	TERM OF THE LEASE: The Term of the Lease shall be for a period of twenty (20) years, commencing on the Possession Date (the “Commencement Date”) and

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terminating on October 6th, 2038 (the “Expiration Date”) (the “Term”). The Term shall be subject always to the Tenant’s Option to Renew as described in Sections 1.1.13 hereof.

1.1.4

USE OF THE LEASED PREMISES: The Leased Premises shall be used for general industrial and storage purposes, including the distribution, packaging, assessing, transformation and cultivation of recreational and medical marijuana and for research and development relating to same, together with general office uses associated with same and such other uses as are reasonably ancillary thereto.

The immediately preceding paragraph shall not be interpreted in any way to affect or to alter the right of the Tenant to sublease any or all of the Leased Premises or to assign the Lease for other specific purposes, provided that the use of the Leased Premises by the sublessee or by the assignee complies with municipal by-laws and does not conflict with existing tenant rights or exclusivities.

1.1.5	ANNUAL MINIMUM RENT: The Tenant shall pay to Landlord, or according to Landlord’s instructions, a guaranteed annual minimum rent (“Minimum Rent”) of:

i.

Subject to the Rent Free Period, for the period starting on the Commencement Date and terminating eighteen (18) months later (M1 – M18 inclusively) (the “Transition Period”), the Tenant shall pay an annual amount of one million fifty thousand dollars ($1,050,000.00) plus applicable taxes, payable by the Tenant, in advance, in equal and consecutive monthly instalments of eighty-seven thousand five hundred dollars ($87,500.00) each, on the first day of each month during this period, calculated on the basis of a net annual rate of three dollars and fifty cents per square foot ($3.50/sq. ft.) calculated on a minimum leasable area of three hundred thousand square feet (300,000 sq. ft.) (the “Minimum Leasable Area of the Leased Premises”), and:

a.

during the Transition period, the Tenant shall also pay an annual minimum rent of three dollars and fifty cents per square foot ($3.50/sq. ft.) calculated on the leasable area corresponding to the difference between the leasable area actually occupied by the Tenant (the “Occupied Leased Premises”) and the Minimum Leasable Area of the Leased Premises; and

b.

during the Transition period, the Tenant shall also pay an annual minimum rent of two dollars and fifty cents per square foot ($2.50/sq. ft.), calculated on the leasable area corresponding to the difference between the Leasable Area of the Leased Premises and the Occupied Leased Premises;

ii.

For the period starting at the expiry of the Transition Period and terminating three (3) years and six (6) months later (M19 – M60 inclusively), the Tenant shall pay an annual amount of two million twenty-six thousand five hundred dollars ($2,026,500.00) plus applicable taxes, payable by the Tenant, in advance, in equal and consecutive monthly instalments of one hundred sixty-eight thousand eight hundred seventy-five dollars ($168,875.00) each, on the first day of each month during this period, calculated on the basis of a net annual rate of three dollars and fifty cents per square foot ($3.50/sq. ft.) calculated on the Leasable Area of the Leased Premises;

iii.	For the period starting on the sixty-first (61st) month and terminating five (5) years later (M61 – M120 inclusively), the Tenant shall pay an annual amount of

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two million two hundred twenty-nine thousand one hundred fifty dollars ($2,229,150.00) plus applicable taxes, payable by the Tenant, in advance, in equal and consecutive monthly instalments of one hundred eighty-five thousand seven hundred sixty-two dollars and fifty cents ($185,762.50) each, on the first day of each month during this period, calculated on the basis of a net annual rate of three dollars and eighty-five cents per square foot ($3.85/sq. ft.) calculated on the Leasable Area of the Leased Premises;

iv.

For the period starting on the one-hundred and twenty-first (121st) month and terminating five (5) years later (M121 – M180 inclusively), the Tenant shall pay an annual amount of two million four hundred sixty thousand seven hundred fifty dollars ($2,460,750) plus applicable taxes, payable by the Tenant, in advance, in equal and consecutive monthly instalments of two hundred five thousand sixty-two dollars and fifty cents ($205,062.50) each, on the first day of each month during this period, calculated on the basis of a net annual rate of four dollars and twenty-five cents per square foot ($4.25/sq. ft.) calculated on the Leasable Area of the Leased Premises; and

v.

For the period starting on the one-hundred and eighty-first (181st) month and terminating five (5) years later (M181 – M240 inclusively), the Tenant shall pay an annual amount of two million seven hundred fifty thousand two hundred fifty dollars ($2,750,250) plus applicable taxes, payable by the Tenant, in advance, in equal and consecutive monthly instalments of two hundred twenty-nine thousand one hundred eighty-seven dollars and fifty cents ($229,187.50) each, on the first day of each month during this period, calculated on the basis of a net annual rate of four dollars and twenty-five cents per square foot ($4.75/sq. ft.) calculated on the Leasable Area of the Leased Premises.

1.1.7

OPERATING COSTS AND REAL ESTATE TAXES: The Tenant will pay, in the same manner as the Minimum Rent, throughout the Term of the Lease and the Renewal Period(s) and on the Leasable Area of the Leased Premises, the following Additional Rent:

(a)	the Operating Costs.

(b)	the Real Estate Taxes including municipal and school taxes.

(c)	The aggregate of the following amounts:

(i)	the cost of any additional services provided by Landlord at Tenant’s request; and

(ii)	any other costs, fees or amounts payable to Landlord by Tenant pursuant to the present Lease.

The Operating Costs and Real Estate Taxes for the year 2018 are estimated to be two dollars and forty-seven cents ($2.47) per annum per square foot of the Leasable Area of the Leased Premises.

Starting as of January 1st, 2019, the Tenant shall pay the Operating Costs and the Real Estate Taxes and any increase in Operating Costs and Real Estate Taxes over and above the amount attributable to the Leased Premises for the year 2018.

1.1.8

ADJUSTMENTS: The Landlord may estimate (and from time to time re-estimate) the amount of Operating Costs and Real Estate Taxes in respect of a calendar year or an Accounting Year, as the case may be, and the Tenant shall pay to the Landlord, for such calendar year or Accounting Year, as the case may be, the amount as so estimated by Landlord.

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On or before six (6) months following the end of each calendar year or Accounting Year, as the case may be, the Landlord shall provide the Tenant with a certified statement setting out the actual Operating Costs and Real Estate Taxes that were payable in respect of the Leased Premises for the prior calendar year or Accounting Year, as the case may be (the “Final Statement”). If the amounts paid previously by the Tenant on account of the Operating Costs and Real Estate Taxes for such calendar year or Accounting Year, as the case may be, were less than the amount payable by the Tenant pursuant to the Final Statement, the difference shall be payable by the Tenant with the next monthly instalment of Minimum Rent. If the amounts previously paid by the Tenant on account of the Operating Costs and Real Estate Taxes for such calendar year or Accounting Year, as the case may be, exceeded the amount payable by the Tenant pursuant to the Final Statement, the Landlord shall, at its option, reimburse the amount of such excess to the Tenant or credit the amount thereof to the payment of Minimum Rent or Additional Rent next coming due hereunder.

The Tenant shall have the right, exercisable by notice to the Landlord, given within sixty (60) days after receipt of a Final Statement to verify, at its own expense, the accuracy of any amount shown on the Final Statement by requiring the Landlord to give the Tenant access to third party invoices. In addition, the Tenant shall have the right to examine such books and records showing the Operating Costs and Real Estate Taxes upon prior notice to Landlord and during normal business at any time following the delivery of a Final Statement. If Tenant takes exception to the calculation of the Operating Costs and/or Real Estate Taxes for any calendar year or accounting year, as the case may be, the Tenant, at its cost, may engage the services of any reputable consultant (having expertise in real estate leasing matters) as Tenant’s consultant to make its own review of Landlord’s calculation of Operating Costs.

1.1.9

UTILITIES: The Landlord shall bear the cost of the Utilities used in and for the Leased Premises and the Tenant shall reimburse the Landlord for said electricity costs. It is agreed that the electricity charges billed to the Tenant by the Landlord shall be included in the Operating Costs, but, if a separate meter is available for the Leased Premises, the aforementioned costs shall be paid by the Tenant directly to the provider of such Utilities within thirty (30) days of receipt of an invoice.

1.1.10	PAYMENT OF RENT: All payments that must be effected pursuant to the Lease shall be made in money having legal tender in Canada payable to the order of Belleville Complex Inc.

1.1.11

NOTICES AND ADDRESSES: Any notice, demand, request or other instrument which may be or is required to be given under this Lease shall be in writing and shall be delivered in person or sent by registered mail postage prepaid or by telecopy and shall be addressed to the following addresses:

(i)	in case of a notice to the Landlord:

BELLEVILLE COMPLEX INC.

710-407 McGill Street

Montreal, Quebec

H2Y 2G3

Attention: Mr. Vincent Chiara

(ii)	in case of a notice to the Tenant:

HEXO OPERATIONS INC.

204-490 St-Joseph Blvd.

Gatineau, Quebec

J8Y 3Y7

Attention: Roch Vaillancourt, Joelle Maurais

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1.1.12	LANDLORD’S AND TENANT’S WORK

(a)	LANDLORD’S WORK

N/A.

(b)	TENANT’S IMPROVEMENTS

N/A.

1.1.13	SPECIAL PROVISIONS

I)	OPTION TO RENEW

Provided the Tenant is not in default during the Term of the Lease, The Tenant shall have the right to renew the Lease with respect to the Leased Premises for two (2) additional terms of five (5) years (“Renewal Period”) on the same terms and conditions, except for all Options to Renew, Rent Free Period, Annual Minimum Rent and Additional Rent. The Annual Minimum Rent during the renewal period will be the fair market rental rate (the “FMRR”) at the date of renewal for similar premises to be agreed between the parties but shall in no event be lower than the previously paid Annual Minimum Rent. Failing such agreement within four (4) weeks prior to the expiry of the Term of the Lease or the Renewal Period, said Net Rent shall be determined by arbitration pursuant to the Arbitration Act (Ontario).

The Tenant must advise the Landlord, in writing of its intention to exercise the option to renew at least six (6) months prior to the expiration of the Term of the Lease, failing which the option to renew shall become null and void and without any further effect whatsoever.

For purposes hereof, the FMRR shall be established taking into account all relevant factors including: the current annual rent per RSF that a willing, comparable, full floor or greater non-renewal, non-sublease, non-expansion, non-equity Tenant would pay, and a willing comparable Landlord of like and comparable buildings found in the Belleville and Kingston submarket would accept, at arm’s length, for comparable space, giving consideration to annual rental rates per RSF, escalations (including type, gross or net, and if gross, whether base year or Expense Stop), abatement provisions reflecting free rent and/or no rent during the lease term, the building standard work letter, tenant improvement allowances, brokerage commissions, tenant build-out period, tenant’s credit rating/financial position, no break in rent stream for lease-up time, the age and location of the building, the location and floor location of the premises being leased, the services provided under the terms of the leases and other generally applicable terms and considerations of tenancy for the space in question at or about the time that such FMRR is deemed to take effect.

II)	RIGHT TO LEASE ADDITIONAL PREMISES

Provided the Tenant is not in default under this Lease and should there be vacant premises in the Property, during the first twenty-four (24) months of the Term of the Lease, the Tenant shall have the right to lease additional premises in the Property (the “Right to Lease Additional Premises”). The additional premises leased by the Tenant following the exercise of its Right to Lease Additional Premises will be leased by the Landlord to the Tenant upon the same terms and conditions as those provided herein including, without limiting the generality of the foregoing, the Expiration Date, the Rent and the Option to Renew. Upon the reception of an offer to

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lease, as provided for herein, the Tenant shall have fifteen (15) business days to confirm to the Landlord whether or not it shall exercise its Right of First Offer. In the event that the Tenant exercises its Right to Lease Additional Premises, the additional premises will be deemed to form part of the Leased Premises under this Lease.

III)	RIGHT OF FIRST OFFER

Provided the Tenant is not in default under this Lease, during the Tenant shall have, during the Term of the Lease, a right of first offer on any space in the Property (the “Right of First Offer”). The additional premises leased by the Tenant following the exercise of its Right of First Offer will be leased by the Landlord to the Tenant upon the same terms and conditions as those provided herein including, without limiting the generality of the foregoing, the Expiration Date and the Option to Renew. Upon the reception of an offer to lease, as provided for herein, the Tenant shall have fifteen (15) business days to confirm to the Landlord whether or not it shall exercise its Right of First Offer. In the event that the Tenant exercises its Right of First Offer, the additional premises will be deemed to form part of the Leased Premises under this Lease.

IV)	RIGHT OF FIRST REFUSAL

Provided the Tenant is not in default under this Lease, the Tenant shall have, during the Term of the Lease, a right of first refusal to lease any space in the Property (the “Right of First Refusal”). The Landlord shall inform the Tenant in writing of any bona fide third party offer to lease and the details thereof (including a copy of the offer to lease received) and the Tenant shall have fifteen (15) business days to confirm to the Landlord whether or not it shall exercise its Right of First Refusal. The additional premises leased by the Tenant following the exercise of its Right of First Refusal (the “Additional Premises”) will be leased by the Landlord to the Tenant upon the same terms and conditions as those provided in bona fide third party offer, save and except that:

1.

if the duration of the offer to lease is longer than the Term of the Tenant, said Term of the Tenant shall be co-terminus with the offer to lease duration as contained in the third party offer. If the space is less than the entire floor, any demising work shall be at the Landlord’s entire cost; and

2.

the Tenant shall have a delay of fifteen (15) business days from the receipt of such notice to notify the Landlord in writing that it exercises such right of first refusal, failing, which, the Landlord will be free to rent the premises in question to the third party offeree.

If the Tenant exercises its Rights of First Refusal, the Additional Premises will be deemed to form part of the Leased Premises under this Lease.

V)	RENT FREE PERIOD

As of the Commencement Date, the Tenant shall benefit from a rent free period during which the Tenant and the Landlord will compensate, on the Tenant’s payment of Minimum Rent and Additional Rent, the amount obtained by multiplying five dollars per square foot ($5.00/sq. ft.) by the area corresponding to the difference between the Leasable Area of the Leased Premises, as calculated according to the Boma Remeasurement, and five hundred thousand square feet (500,000 sq. ft.) (the “Rent Free Period”). Until the Leasable Area of the Leased Premises is calculated and confirmed according to the Boma Remeasurement, for the purpose of estimating the leasable area of the leased premises, the parties shall

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rely on a certificate of location provided by an independent land surveyor acceptable to both parties.

For more clarity, if the Leasable Area of the Leased Premises, as calculated according to the Boma Remeasurement, is calculated at five hundred seventy-nine thousand square feet (579,000 sq. ft.), the Tenant will benefit from a three hundred ninety-five thousand dollar ($395,000.00) credit which will be offset against the payment of Minimum Rent and Additional Rent of the first month together with forty-nine hundredth of the second month (1.49 months).

1.2	Unless incompatible with the context in which they are used, the following words and expressions have the meaning hereinafter set forth:

1.2.1

“Accounting Year” means a period commencing on the first (1st) day of January of a year and terminating on the last day of the following December, exception made of the first Accounting Year which commences on the date of coming into force of the Lease and terminates on the thirty-first (31st) day of the following December and exception made as well for the last Accounting Year which ends on the same date as the Lease.

1.2.2

“Additional Rent” means all amounts, including, without limiting the generality of the foregoing, all amounts to be paid by the Tenant under the terms of this Lease other than those designated as Minimum Rent, which may become due or payable to the Landlord by the Tenant pursuant to the Lease, whether or not the same be designated as “Additional Rent”.

1.2.3

“Building” means the building known as “Belleville Complex”, located at 500 College Street, Belleville, Ontario, where the Leased Premises are situated, which may be modified, at any time, at the Landlord’s sole discretion subject to the provisions of this Lease.

1.2.4	“Business Hours”: means such hours the Tenant deems appropriate to carry on business in the Leased Premises.

1.2.5

“Environmental Legislation” means all federal, provincial and municipal legislative and regulatory provisions relating to environmental matters, including, in all cases, any judgements, orders, notices, notices of offence, decrees, codes, rules, instructions, policies, guidelines and guides, authorizations, certificates of authorization, approvals, permits and licenses issued by any authority having jurisdiction, the whole as amended from time to time.

1.2.6	“Gross Revenue” means the amount corresponding to the sum of the Minimum Rent and the Additional Rent.

1.2.7

“Hazardous Materials and Contaminants” means any substance or material defined or designated as hazardous or toxic waste, material, substance, or other similar term, by any federal, provincial or local environmental statute, regulation or ordinance presently in effect or which may be promulgated in the future, and includes PCB’s, asbestos and similar materials.

There is no Hazardous Substance (including, but without limitation PCB’s or asbestos material on, under, above or about the Premises, the Building or the Land.

1.2.8

“HVAC Systems” means all heating, ventilating and air conditioning systems including any equipment and dependant accessories of these systems situated in the Building for the heating, the ventilation and the air conditioning of the Leased Premises.

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1.2.9

“Land” means the land shown on which the Building is located which may be modified, increased or diminished at any time and at the Landlord’s sole discretion subject to the provisions of this Lease and currently known and designated as lot number(s) more fully described in Schedule B.

1.2.10	“Landlord” means the owner(s) of the Building and its mandatory, as well as their successors and assigns and, if applicable, the officials, employees and authorized representatives of the Landlord.

1.2.11	“Lease” means the present agreement and all schedules attached hereto

1.2.12	“Leasable Area of the Building” means the aggregate leasable area of all premises intended for leasing located at each level of the Building.

The Leasable Area of the Building includes the aggregate area of each floor of leasable area intended for leasing, excluding any non-selling mezzanine which was built as an integral part of certain premises and all out-roof constructions, machinery rooms, vaults and rooms for mechanical equipment and electrical installations, exterior facilities intended for truck loading and exterior unloading and receiving areas connected to these premises.

1.2.13

“Leasable Area of the Leased Premises” means the area, in square feet, of the Leased Premises, including all interior space whether or not occupied by protrusions, stairs, shafts, ventilation space, canalization systems, columns or other material elements of a structural nature or otherwise. If a window or another part of the Leased Premises is recessed or in protrusion with regard to the rental line indicated in Schedule A (even if such recess or protrusion is located flush with the ground or above it), this recess or protrusion area shall be included in the Leasable Area of the Leased Premises

1.2.14

“Leased Premises” as defined in article 1.1.1 including all utilities furnished by the Landlord, all equipment (excluding business accessories) and all leasehold improvements now or hereafter to be installed during the Term of the Lease by the Landlord.

1.2.15

“Operating Costs” means, for every Accounting Year, all costs, disbursements and expenses of any nature whatsoever, incurred by the Landlord with respect to the operation, administration, management, maintenance, repair, replacement and supervision of the Building (including the Facilities of the Building).

Operating Costs shall include without limitation and without duplication or profit the following:

(a)

the costs related to the arrangement, maintenance, repair and decoration of the exterior of Building and of the Facilities of the Building including the cost of contracts with independent contractors to carry out the said arrangement, maintenance, repair and decoration, it being understood that the Building will be operated and maintained as a first-class, institutional-quality mixed-use building;

(b)

the cost of any modification brought to the Building including the machinery and equipment contained therein, and the cost of any modification or addition of equipment and of any specialized services needed, particularly to institute energy conservation measures in the Building or any other measure to improve the welfare or the security of the occupants of the Building or if such machinery, equipment, modifications or additions are required by law;

(c)	the costs related to maintain, repair and replace the HVAC system.

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(d)

the depreciation or amortization, calculated according to the straight-line depreciation method, based on the useful life of the capital assets in accordance with the general accepted accounting principles (“GAAP”), on the cost of all equipment, work or other property required for the operation, maintenance, repair, replacement, surveillance, management, modification and improvement of the Building which have a useful life longer than one Accounting Year and the cost of which has not been fully included in the Operating Costs of the Building during the Accounting Year of their acquisition, and GAAP shall be used to determine whether any particular expense is capital expense;

(e)	the actual cost of all insurance premiums subscribed by the Landlord in respect to the Building;

(f)

the cost of waste removal, landscaping and gardening, paving, asphalting, snow removal and the cost of contracts with independent contractors to carry out the said arrangement, landscaping, maintenance and repair of the Building.

(g)

cost of energy to provide lighting to any exterior equipment of the Building, of any nature whatsoever, installed for the use or the benefit of all the tenants of the Building, their employees, customers or visitors;

(h)	reasonable audit, accounting and management costs incurred with respect to the operation of the Building which cost shall not exceed 15% of all Additional Rent;

(i)	the cost to clean the Leased Premises in order to ensure that the Leased Premises maintain office standards;

(j)	if a separate meter is not applicable, the cost of all Utilities used in and for the Leased Premises;

(k)

the cost of all Security Measures implemented in and for the Building, including personnel and equipment related to security and a FOB system to allow after-hour access to the Building, to control access to the second floor from the elevator and to access the Leased Premises; and

Exclusions to Operating Costs and Real Estate Taxes: The following costs and expenses shall not be included in Operating Costs and/or Real Estate Taxes and Tenant shall not pay or contribute to the payment of same, as they are to be assumed by Landlord to Tenant’s complete exoneration:

(a)

any costs incurred in respect of any structural replacement of, or repairs to, including, without limiting the generality of the foregoing repairs, replacements and rebuilding to the footings, foundations structural columns and beams, structural roof, structural sub-floors, bearings walls and cladding or re-cladding of exterior walls of the Building (except general maintenance of exterior walls, i. e. removal of graffiti) as related to any addition required by applicable law and rules and any cost related to any addition to the Building or expansion thereof and important renovation of the Building;

(b)	all contributions made by the Landlord to the Tenants’ and/or Merchants’ Association or any other such association or fund, if any;

(c)	all costs incurred by Landlord in completing the Landlord’s Work under the terms of any lease agreement with any tenant of the Building;

(c)	any loss, damage or personal injury for which the Landlord is or ought to have been insured under the terms of the Lease of the lease with any other tenant of the Building;

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(d)

any expense or cost with respect to which proceeds from legal or contractual warranties and guarantees, have been received directly or indirectly by the Landlord or for which the Landlord has been indemnified or compensated as per any insurance contract;

(e)	losses resulting from uncollectible debts and any expense incurred to collect such debts; as well as any expense or tax paid for the benefits of other tenants including any surtax;

(f)

all amounts paid to any third party due to Landlord’s fault or negligence, omission, mistake, failure or lateness, breach or violation or non-performance or due to those for whom the Landlord is responsible contractually of is by law responsible in the fulfillment of its obligations and all costs or penalties resulting from Landlord’s default to respect any obligation stipulated in warranties, guarantees or leases affecting the Building;

(g)	any capital expense, amortization of capital expense or depreciation of the original costs of the Building including any amortization of costs related to the additions or expansion of the Building;

(h)

any expense incurred by the Landlord in enforcing, honouring and exercising its rights or in discharging its obligations with respect to any other tenants in the Building including costs incurred for the expulsion of any tenant. All costs exclusively attributable to any other tenant of the Building including without limiting the generality of the foregoing, any costs or expenses incurred by the Landlord in order to induce a prospective or an existing tenant to rent space in the Building or to renew an existing lease, such as assuming former lease obligations for such tenant, buying tenant’s former building and the paying of any kind of bonus, including any benefit granted exclusively to a minority of tenants of the Building as well as the cost of any item normally included in the costs and expenses which should have been paid by a tenant if it had not been exempted by the landlord;

(i)	any repair or replacement to the Building due to faulty construction, improper materials, poor workmanship and/or latent or inherent defects in the construction or the design of the Building;

(j)

any taxes of a capital nature, large corporation taxes, and/or any other such taxes, taxes personal to the Landlord, income taxes and taxes imposed upon the Landlord and incident to the costs and expenses including goods and services tax and any other similar sales tax, that shall be paid or payable by the Landlord and for which the Landlord shall receive a credit of a reimbursement or any other compensation;

(k)	any management fees on insurance or realty taxes, subject to Tenant paying such taxes and insurance upon date of said invoice, brokerage commissions or bonuses;

(l)	all costs attributable to the marketing of the Building, including: publicity, market, studies and advertisements;

(m)	all financing costs and any interest payable on any loan for the financing of the Building;

(n)	any rent or annuities payable by the Landlord with respect to any present or future emphyteutic lease and surface lease or any similar agreement;

(o)

imputed rent value for area occupied by the Landlord’s employees responsible for managing and supervising the Building and for all other administrative services of the Landlord in the proportion attributable to any other building;

(p)	costs of testing, containing and removing or otherwise remediating any contamination of the Lands; and

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There shall be no duplication of costs and expenses included in the costs and expenses set out in Operating Costs and/or Real Estate Taxes at any time and such costs shall include only expenses actually incurred by the Landlord during the Term, less recoveries of same.

The foregoing costs shall not be included in Operating Costs or Real Estate Taxes to be paid by Tenant and the Tenant shall not be responsible for paying the Capital Tax, large corporation tax, commercial concentration tax, Landlord’s income tax, or any other such tax.

1.2.16

“Prime Rate” means, for each month of the Lease, the annual interest rate published, advertised and commonly known as the prime rate of the Royal Bank of Canada, for the first day of that month, charged to its most creditworthy commercial customers for Canadian dollar demand loans.

1.2.17

“Real Estate Taxes” means any tax or surtax that a local municipality or a school board imposes on the Building, the Land and on any building erected or to be erected on the Land, provided the tax or surtax is imposed regardless of the use made of the Building, the Land and any building erected or to be erected on the Land in respect thereof, including interest on deferred payments but excluding (i) tax on the income or on the capital of the Landlord; (ii) the tax on the capital attributable to the Building (iii) any real estate transfer duties; and (iv) any penalties or interest incurred by the Landlord as a result of its failure to pay Real Estate Taxes in a timely manner (except for any interest in respect of a deferral payment permitted by law).

Landlord, acting reasonably, shall make such allocations and attributions of Real Estate Taxes between any office floor and retail floors of the Building as Landlord considers to be fair and equitable and such allocation and attributions to the retail floors of the Building shall, for the purposes of this Lease, constitute the Real Estate Taxes. The Landlord’s determination made in accordance with the foregoing shall be final and binding on the parties.

1.2.18	“Rent” means the Minimum and Additional Rent.

1.2.19	“Taxes” means any taxes other than the Water Tax and Real Estate Taxes related to the Leased Premises.

The following are excluded from the definition of Taxes, it being understood Tenant will not pay or contribute to any of the following: tax on capital, large corporation tax, Landlord’s income taxes, taxes personal to the Landlord and taxes imposed upon the Landlord and incident to the Operating Costs including goods and services tax or any other similar sales tax, that shall be paid or payable by the Landlord and for which the Landlord shall receive a credit of a reimbursement or any other compensation. Moreover, Tenant will not pay or contribute to interest charges or penalties as a result of Landlord’s deferral of payment or appeals.

1.2.20	“Taxing Authority” means any government authority or other body legally authorized to collect all taxes, including Real Estate Taxes.

1.2.21	“Tenant” means as well as its successors and assigns and, if applicable, the officials, employees and authorized representatives of the Tenant.

1.2.22

“Unavoidable Delay” means any delay caused by force majeure, strike, lockout or other labour conflict, inability to obtain materials, restrictive government regulations or orders, a contractor’s bankruptcy or any other condition which is reasonably beyond the Landlord’s or the Tenant’s control, as the case may be. The Landlord’s or the Tenant’s financial situation does not constitute a condition for Unavoidable Delay.

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1.2.23

“Utilities” means, for every Accounting Year, the electricity, gas and any other source of energy consumed in, for and from the Leased Premises for lighting, heating, ventilation and air conditioning, as well as the electricity, gas and any source of energy needed to operate the equipment and other apparatus of the Tenant in the Leased Premises.

1.2.24	“Water Tax” means the tax imposed on the use of water in respect of the Leased Premises and the Building.

1.3

HEADINGS AND NUMBERS: The headings, captions, article numbers, section numbers, sub-section numbers and table of contents appearing in this Lease are inserted only as a matter of convenience and in no way, define the intent of the parties to this Lease.

ARTICLE 2

LEASE AND POSSESSION OF THE LEASED PREMISES

2.1

POSSESSION AND COMPLETION OF LEASED PREMISES: The Tenant covenants to examine the Leased Premises on the Possession Date and to notify the Landlord in writing, within thirty (30) business days thereafter, of any defect in the Leased Premises. Should the Tenant fail to do so, the Tenant shall be conclusively deemed to have taken delivery of the Leased Premises in good condition, to be satisfied therewith.

ARTICLE 3

TERM OF THE LEASE

3.1

TERM OF THE LEASE: The Lease shall be in force during the period established in article 1.1.3, including any extension thereof to which the Landlord may consent in writing, unless terminated at an earlier date in accordance with the provisions hereof (the “Term of the Lease”).

ARTICLE 4

RENT

4.1

During the entire Term of the Lease, subject to what can be established for any renewal or extended period, the Tenant shall pay to the Landlord, without any abatement, reduction or compensation whatsoever except as may be permitted under this Lease, the following Rent comprised of:

4.1.1	MINIMUM RENT: During the entire Term of the Lease, the Tenant shall pay to the Landlord the Minimum Rent provided in article 1.1.6.

It is understood and agreed that should the Term of the Lease commence on a day other than the first day of the month or terminate on a day other than the last day of the month, the Minimum Rent for said month shall be calculated on a per diem basis.

4.1.2	ADDITIONAL RENT: During the entire Term of the Lease, the Tenant shall pay to the Landlord the Additional Rent provided for in the Lease.

4.2

LATE PAYMENT: Should the Landlord or the Tenant be in default with respect to the payment of any amount whatsoever due under this Lease, such amount shall bear interest at the Prime Rate plus three percent (3%) per annum, calculated from the due date until full payment, without prejudice to the other rights of the parties hereto.

4.3

PLACE OF PAYMENT: The Rent shall be paid by the Tenant to the Landlord by way of electronic fund transfer. The Landlord shall deliver all Landlord’s banking particulars to the Tenant, in order to facilitate the herein process.

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4.4	IMPUTATION OF PAYMENTS: The Landlord may impute any payment made by the Tenant to any amount due, notwithstanding the fact that the Tenant intended to impute the payment to another amount due.

4.5

GOODS AND SERVICES TAX (GST) AND HARMONIZED SALES TAX (HST): The Tenant agrees to remit to the Landlord the amount corresponding to the Goods and Services Tax (GST), the Harmonized Sales Tax (HST) and any other similar tax that could be established during the Term of the Lease, imposed by any Taxing Authority and that the Landlord is obligated to collect or could be obligated to collect from the Tenant with respect to the Rent or with respect to any other sums payable to the Landlord or for the benefit of the Landlord pursuant to the Lease or in regard to any goods, services and supplies provided to the Tenant by the Landlord pursuant to the Lease or otherwise.

Indemnification—The Tenant shall indemnify the Landlord for any expenses or penalties resulting from the non-payment, in full or in part, of any taxes payable in accordance with this article 4.5 or following any disagreement with the Taxing Authority concerning the application of all such taxes.

ARTICLE 5

USE OF THE LEASED PREMISES

As an essential condition of the Lease, it is agreed that the Tenant shall use the Leased Premises as determined in article 1.1.4 hereof and in accordance with the provisions of the present article.

5.1

PERMITS, LICENCES OR APPROVALS: The Tenant shall be entirely responsible for the obtaining of any permit, licence or approval necessary for the operation of its business. The Tenant shall not invoke its inability to obtain such permit, licence or approval in order to allow it to terminate the Lease.

The Tenant shall be responsible at its cost of obtaining the Occupancy Permit required for the operation of his business in the Leased Premises. The Tenant shall not hold the Landlord responsible for any losses or claims arising from the absence of the Tenant’s Occupancy Permit.

5.2

PROHIBITED USES: The Tenant shall not carry on in or from the Leased Premises any activity, business or practice which may harm or tend to harm the Landlord’s business and reputation or that of the other tenants of the Building or which may tarnish the image of the Building or which may tend to confuse, mislead, deceive or defraud the public.

Moreover, the Tenant covenants that it shall not announce or post publicly the discontinuation of its business in the Leased Premises, the end of the Lease or an end of the lease sale or its departure from the Leased Premises unless it obtains the prior written consent of the Landlord.

ARTICLE 6

MAINTENANCE OF THE LEASED PREMISES

6.1

EXPENSES RELATED TO LEASED PREMISES: The Tenant shall assume and pay all expenses in connection with to the use and maintenance of the Leased Premises, except those which are to be assumed by the Landlord pursuant to this Lease.

6.2	HEATING, VENTILATION AND AIR CONDITIONING: The Landlord is responsible to maintain, repair and replace the HVAC system.

6.3

MAINTENANCE AND GOOD CONDITION OF LEASED PREMISES: The Tenant undertakes to use the Leased Premises prudently and diligently and to effect, without delay and at its own expense, the maintenance as well as any necessary repairs, including major repairs, in order to keep and maintain the Leased Premises in good state of repair and in good condition and the

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Tenant shall surrender the Leased Premises to the Landlord in such condition at the end of the Lease except for deterioration and changes resulting from normal aging or force majeure.

Should the Tenant be in default of its obligations and does not conform, within a reasonable delay, with a notice to that effect given to the Tenant by the Landlord, the Landlord shall be entitled, without any other delay or notice, to enter into the Leased Premises and to carry out, in the Tenant’s place and at the Tenant’s expense, any repairs or other necessary modifications and to obtain from the Tenant, additional administration and supervision fees of fifteen percent (15%) calculated on the total of the cost of the work. Such fees, as well as the costs of the repairs and modifications, shall be paid on demand by the Tenant to the Landlord, as Additional Rent.

The Landlord shall have access to the Leased Premises at any time, without liability toward the Tenant, to examine and verify the Leased Premises for the purposes of making therein any repairs, changes or modifications that the Landlord deems necessary or desirable for the operation and proper maintenance of the Building.

6.4

REPAIRS AND MAINTENANCE BY THE LANDLORD: The Landlord shall be responsible for the maintenance, repairs and replacement of all structural elements all of which shall be included in Operating Costs, save and except for structural repairs and replacement (including without limitation the roof and roof membrane, foundations, exterior walls) which costs shall be solely assumed by the Landlord. Unless damaged by the fault of the Tenant in which event the Tenant will be responsible for the cost of same. The Landlord’s foregoing obligation shall be subject to the following exceptions:

(i)	normal aging which does not affect the proper use or enjoyment of the Leased Premises or the Building;

(ii)	the obligation of the Tenant or any other party to maintain, repair or replace.

6.5	ROOF: The Tenant shall not in any manner install any structure whatsoever on the roof of the Building or use any part whatsoever thereof, without obtaining the prior written consent of the Landlord.

6.6

WINDOW PANES: The Landlord shall, within a reasonable delay and at the Tenant’s expense, replace any window panes broken through the fault of the Tenant or its clients or through the fault of any other person for whom the Tenant is responsible or over whom it has control.

6.8

TENANT’S DEFAULT: Should the Tenant fail to respect any of the obligations set forth in this ARTICLE 6 and does not conform, within a reasonable delay, to a written notice to this effect given to it by the Landlord, the Landlord shall be entitled, without further notice or delay, to enter into the Leased Premises and to carry out, in the Tenant’s place and at the Tenant’s expense, any repairs or other necessary modifications and to obtain from the Tenant additional administration and supervision fees, of fifteen percent (15%) calculated on the total of the cost of the work. Such fees, as well as the costs of the repairs and modifications, shall be paid by the Tenant to the Landlord as Additional Rent.

ARTICLE 7

REPAIRS, MODIFICATIONS AND INSTALLATIONS IN THE LEASED PREMISES

7.1

Tenant shall have the right, upon written notice to the Landlord, fifteen (15) days prior any work to be done and upon its acceptation, to make such alterations or changes in, at or to the interior of the Leased Premises, as it may deem necessary for the proper use and operation of the Tenant’s business including, without limitation, any required venting, air-conditioning and heating systems, with all required outlets through the wall or roof, including without limitation all necessary plumbing (with all required pipelines and drains), and all necessary plumbing wiring installations in the

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Leased Premises or any part of the Building, including floors. All alterations or changes made by the Tenant shall be in compliance with all applicable zoning and building by-laws, codes and regulations and shall be performed in a good and workmanlike manner.

7.2

Any work effected in the Leased Premises (other than mentioned herein above, and Tenant’s Improvements) shall require the Landlord’s prior written consent which will not be unreasonably withheld or delayed and such work shall respect the following conditions:

7.2.1

Should the work be carried out by the Landlord or by a contractor selected by the Landlord, the Tenant undertakes, within thirty (30) days following the presentation of invoices, to pay to the Landlord the cost of the work and also agrees to pay to the Landlord, as Additional Rent, an amount equal to fifteen percent (15%) of the cost of the work, in order to compensate the Landlord for the supervision and coordination of the work;

Should the work be carried out by the Tenant or by a contractor selected by the Tenant, the Tenant undertakes to respect the following conditions :

(a)

prior to any work, the Tenant shall, at its expense, provide the Landlord with detailed plans and specifications, including construction, architectural, electrical, mechanical, structural, engineering and plumbing plans and specifications indicating the details required for the Landlord’s approval. Said plans and specifications shall be approved or rejected by the Landlord within ten (10) days following receipt thereof. Once the plans and specifications are approved, the Tenant shall carry out the work in accordance with said plans and specifications and the highest of industry standards, using materials of superior quality, and any modification of the plans and specification shall, at the Tenant’s expense, be submitted to the Landlord for its prior approval which shall not be unreasonably withheld or delayed;

(b)

the Tenant shall comply with and ensure that all the work to be carried out shall comply with and respect the requirements of the National Building Code, the National Fire Code and any municipal, federal or provincial laws, regulations orders and by-laws; as well as obtain, from all the competent authorities, the approval of all the plans and specification required to carry out the work;

(c)	such work shall be carried out during the hours and in the manner permitted by the Landlord;

(d)

the Tenant shall hire contractors and sub-contractors which are competent and which are members in good standing of the Ontario General Contractor Association (OGCA) and where required be supervised by the Landlord at the Tenant’s expense;

(e)

after having obtained the Landlord’s consent, the Tenant shall obtain, at its expense, all construction permits and other necessary permits before beginning the work in the Leased Premises and obtain, from all the competent authorities, the approval of all the plans and specifications required to carry out the work;

(f)	the Tenant shall pay, as Additional Rent, any additional Taxes or imposition resulting from the repairs, changes, modifications and/or improvements carried out by or on behalf of the Tenant;

(g)

the Tenant acknowledges that it is in no way acting as the Landlord’s mandatory with respect to the work done in the Leased Premises and that such work is carried out for the Tenant’s own benefit that it is not acting, at any time, on behalf of the Landlord and that it cannot be considered as a contractor even if the Landlord grants the Tenant an allowance for the work, as such is common practice in the market. Furthermore, the Tenant acknowledges that notwithstanding the obtaining of the Landlord’s prior consent, the

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Tenant shall remain entirely responsible for all costs and damages resulting from such work unless caused by the Landlord’s fault or negligence or of that of Landlord’s contractors or others for whom Landlord is responsible in law.

7.2.2

TENANT’S CONTRACTORS: The Tenant shall require its contractors and sub-contractors to observe the Landlord’s rules and regulations, and that their union affiliations are compatible with that of the Landlord’s employees and of the contractors carrying out work in the Building. In case of conflict or possibility of difficulty in labour relations, the Landlord shall be entitled to demand that such contractors or sub-contractors cease the work.

Moreover, any contractor selected by the Tenant shall, before commencing the work, take out an insurance policy covering all civil liability and property damage, for a minimum of five million dollars ($5,000,000) and the Tenant shall provide the Landlord with a copy of said insurance policy prior to the commencement of the work.

7.2.3

CONSTRUCTION LIENS: During the entire Term of the Lease, the Tenant shall promptly pay its contractors, suppliers and employees for all work, service or materials furnished which could give rise to a construction lien or prior security interest.

Should a construction lien or prior security interest be registered following work carried out by the Tenant or on its behalf or following a supply of materials to the Tenant, the Tenant shall immediately have same discharged within fifteen (15) days of its publication, except if it contests, in good faith, the validity of the claim before a competent court and remits the necessary financial security to such court.

Should the Tenant fail to comply with the foregoing, within the stipulated delay, in addition to all of its other recourses and remedies, the Landlord shall be entitled to have such construction lien or prior security interest discharged by paying the claimed amount directly to the creditor or in any other manner permitted by law. The Tenant shall reimburse the Landlord, upon demand, for the amount thus paid, as well as for all reasonable costs and expenses incurred, including the legal fees incurred to obtain the discharge of said construction lien or prior security interest.

7.3

SPECIAL INSTALLATIONS: The Landlord shall be entitled to install and maintain in Leased Premises anything that may be necessary for the proper operation of the Building, without compensation to the Tenant, provided that the Tenant’s peaceable enjoyment of the Leased Premises is not significantly affected.

7.4

CHANGES BELONGING TO LANDLORD: The Tenant shall not be required, at the expiration of the Lease, to remove or demolish from the Leased Premises any improvements, cabling or wiring and the alterations or changes, made by the Tenant and previously approved by the Landlord, before or during the Term or any extension. For more clarity, the Tenant shall not be obliged to remove or restore any Leasehold Improvements upon the expiration of the Term, but shall remove its own possessions, furnishings and equipment.

Upon the termination of the Lease, Tenant will turn over the Premises to Landlord in good repair and in broom clean condition, ordinary wear and tear, damage due to casualty, condemnation and the negligence and/or acts of Landlord, its agents, employees or contractors, and Landlord’s failure to perform its repair and maintenance obligations excepted. Moreover, any property belonging to the Tenant or to any other person and left in the Leased Premises following the expiration of the Lease and following the official date agreed upon by the Landlord and the Tenant that the Tenant has vacated the Premises, shall be deemed to be abandoned, and the Landlord shall be entitled to dispose of such property as it sees fit, without compensation of any nature to the Tenant or to any other person.

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ARTICLE 8

SERVICES AND FACILITIES ACCESSIBLE TO THE TENANT

The Landlord agrees to provide the Tenant with the following services and facilities:

8.1

SUSPENSION OF SERVICES: At all times, the Landlord shall be entitled to suspend or to modify any service it is required to provide pursuant to the Lease and this, following an accident, for the purpose of making repairs or modifications deemed in good faith to be necessary or for any reason beyond the Landlord’s control, the whole without any reduction of the Rent or indemnification whatsoever in favour of the Tenant provided the Landlord proceeds with diligence to effect such repairs or modifications. The Landlord shall, however, restore such services with due diligence and within a reasonable delay.

Moreover, should the Landlord deem it necessary, it may, while acting in good faith, cause certain components of the mechanical, electrical, heating, air conditioning or plumbing systems to pass through the Leased Premises in order to serve the Facilities of the Building, without any recourse from the Tenant against the Landlord, provided same does not unduly affect Tenant’s peaceful enjoyment of the Leased Premises.

8.2

ADDITIONAL SERVICES: All additional services required by the Tenant as well as all services required outside the hours set by the Landlord shall be subject to a request by the Tenant to the Landlord. The cost of such additional services shall be the cost normally charged subject to an increase of fifteen percent (15%) to take into account administration expenses and shall be payable by the Tenant as Additional Rent. However, the Landlord shall not be bound to provide such additional services to the Tenant.

ARTICLE 9

INSURANCE

9.1	THROUGHOUT THE ENTIRE TERM OF THE LEASE, THE TENANT SHALL TAKE OUT AND MAINTAIN IN FORCE :

9.1.1

commercial general liability insurance covering the Leased Premises and the property therein for an amount of at least five million dollars ($5,000,000.00) for each isolated event or for any greater amount that the Landlord may reasonably request from time to time, which insurance must include the guarantees required by the Landlord;

9.1.2

all risk property insurance known as “extended form” covering all the property located in the Leased Premises, and particularly the leasehold improvements, for an amount equal to their full replacement value, without any reduction for depreciation, which insurance must also include the following additional clauses : the full replacement value, the amount clause stipulated and any other additional clause required by the Landlord; insurance against the breaking of equipment and machines (pressurized or others), known as “combined form”, and covering the self-destruction of such machines and equipment located in the Leased Premises, the damages caused by such occurrences and loss of income resulting therefrom, for an amount equal to the total foreseeable damages, without any reduction for depreciation, which insurance must include any additional clauses required by the Landlord;

9.1.3

insurance against the loss of income, known as “extended form”, for a minimum period of twelve (12) months, the insurable amount of which must be sufficient to reimburse the Tenant for all revenue losses and for the additional expenses attributable to the risks insured pursuant to articles 9.1.1, and 9.1.2, which insurance must include any additional clause which Landlord may reasonably require from time to time;

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9.1.4

insurance against the breaking of equipment and machines (pressurized or others), known as “combined form”, and covering the self-destruction of such machines and equipment located in the Leased Premises, the damages caused by such occurrences and loss of income resulting therefrom, for an amount equal to the total foreseeable damages, without any reduction for depreciation, which insurance must include any additional clauses which Landlord may reasonably require from time to time;

9.1.5	any other insurance which may be reasonably required from time to time by the Landlord.

9.1.6

nothing contained herein or in the Lease shall require the Tenant to carry any plate glass insurance or any insurance in respect of the Leased Premises or of the Building, which differs in underwriters, amounts, coverage, deductibles or endorsements from the Tenant’s blanket insurance maintained from time to time in respect of its other store locations. Further, the Landlord and the Tenant shall release each other from any and all damages as a result of occurrences in respect of which each party is required to insure against pursuant to the terms of the Lease and in respect of which the parties otherwise insure (and for the purposes hereof deductible amounts applicable to any such insurance shall be deemed to be part of such insurance.)

9.2

LANDLORD’S INSURANCE: The Landlord shall maintain insurance on the Building as would a prudent owner of a similar property. All insurance policies maintained by the Landlord for any risk associated with the Building shall contain a waiver by the insurers of the Landlord of all rights of subrogation against the Tenant.

Each policy to be taken out and maintained by Landlord hereunder or under the Lease shall contain a waiver of subrogation rights which Landlord’s insurers may have against Tenant or any person under Tenant’s control, notwithstanding that the damage suffered in cause by the act, omission, fault or want of skill of Tenant or such person.

9.3

INCREASE OF RISK: The Tenant shall not commit any act or keep in or about the Leased Premises anything that may increase the risk of fire or increase insurance premium rates for the Building. The Tenant shall observe the rules and comply with the reasonable requirements of the Landlord’s insurers or of any association of insurers having jurisdiction in regard of the Building. In no case may the Tenant bring into or keep in the Leased Premises any inflammable materials, except in the normal course of the Tenant’s occupancy of the Leased Premises and except for the type and quantity allowed by the Landlord’s insurance policies, or any explosives of any nature whatsoever. In the event of an increase in the Landlord’s insurance premiums for any of the its policies covering or related to the Building due to Tenant’s activities and/or property on the Leased Premises, the Tenant shall reimburse the Landlord for said increase, upon request and as Additional Rent.

9.4

NO-CO INSURANCE: Notwithstanding the fact that the Tenant pays its share of the Landlord’s insurance premiums, the Tenant hereby acknowledges that it is not co-insured, that it has no insurable interest in said policies and that it shall remain responsible for any damage arising from its fault, negligence, acts or omissions or those of whom the Tenant permits access to the Leased Premises or the use thereof. The Landlord and the Landlord’s insurers do not waive their right to claim from the Tenant all damages for which the Tenant is responsible under the Lease or at law.

9.5

NON-LIABILITY: The Landlord shall not be held liable towards the Tenant, its representatives, employees, customers or any other person for whom the Tenant is legally responsible, for any material or bodily damage resulting from any act, fault, omission or negligence of the Tenant, whether or not such damage is covered by the insurance policies that the Tenant is required to subscribe to pursuant to the Lease. The Tenant undertakes, in addition, to indemnify the Landlord for any responsibility and claims relative to such damages. The Tenant shall not be liable towards the Landlord or its representatives, employees, customers or guests for any material or bodily

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damage resulting from any act, fault, omission or negligence of the Landlord or those for whom Landlord is responsible in law.

9.6

CHOICE OF INSURERS: Any insurance required under the Lease shall be established by valid and enforceable insurance acceptable to the Landlord policies issued by recognized insurers acceptable to the Landlord and holding a permit authorizing them to conduct business in the Province of Ontario.

9.7

ATTESTATION OF THE ISSUANCE OF INSURANCE CERTIFICATES: The Tenant shall provide the Landlord with certificates attesting the issuance and maintenance in force and effect of all insurance policies required hereunder, at least ten (10) days before the Tenant takes possession of the Leased Premises and thereafter at the latest ten (10) days following the receipt of the confirmation of the renewal of the insurance policies. Should the Tenant fail to obtain insurance or to provide said certificates to the Landlord as required hereinabove, the Landlord may, ten (10) days after sending a written notice to the Tenant, subscribe to said insurance policies and all the premiums paid by the Landlord in respect thereof shall be reimbursed by the Tenant, upon request and as Additional Rent.

ARTICLE 10

DAMAGE AND DESTRUCTION

10.1

DESTRUCTION OF LEASED PREMISES: Should the Leased Premises be destroyed or damaged by fire or any other casualty for which the Landlord is insured or should have been as required under this Lease, the Landlord shall notify the Tenant in writing, within thirty (30) days (the “First Notice”) following the damage or destruction that either:

(i)

in the Landlord’s opinion, the damage can be repaired with reasonable diligence within one hundred and eighty (180) days following the casualty and that the nature of the damage permits the partial use of the Leased Premises; the Rent shall then abate in proportion of the part of the Leasable Area of the Leased Premises rendered unfit for occupancy to the entire Leasable Area of the Leased Premises, until the damage has been fully repaired so as to allow Tenant to fully occupy and operate its business within the whole of the Leased Premises;

(ii)

in the Landlord’s opinion, the damage cannot be repaired with reasonable diligence within one hundred and eighty (180) days following the casualty, then, the Landlord or the Tenant may, within fifteen (15) days following the serving of the Landlord’s first notice, terminate the Lease by written notice to that effect, in which case the Lease shall terminate on the day of the casualty. In such case, the Rent and all other amounts payable by the Tenant under the Lease shall be calculated and paid in full up to the date of the damage or destruction. In the event that neither the Landlord nor the Tenant terminate the Lease, the payment of the Rent shall be set in accordance with subparagraph iii);

(iii)

in the Landlord’s opinion, the damage can be repaired with reasonable diligence within one hundred and eighty (180) days following the casualty and that the nature of the damage renders the Leased Premises totally unfit for occupancy; then the Rent shall be deferred until the Leased Premises have been fully repaired so as to allow Tenant to fully occupy and operate its business within the whole of the Leased Premises;

the whole without any other recourse or claim against the Landlord.

10.2

DESTRUCTION OF THE BUILDING: Should the Building be partially destroyed or damaged such that thirty-five percent (35%) or more of the Leasable Area of the Building is affected or by any other casualty for which the Landlord is insured or should have been as required under this Lease

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and should, in the Landlord’s opinion, the Building be in a hazardous condition (whether or not the Leased Premises are affected), the Landlord shall notify the Tenant in writing within thirty (30) days following the damage or destruction that either:

(a)	it will not be able to, with reasonable diligence, repair the Building within one hundred and eighty (180) days following the casualty; or

(b)

the cost, as estimated by the Landlord, of repairing, restoring or rebuilding the damaged or destroyed portions will exceed the proceeds of insurance available to the Landlord for such purposes under the Landlord’s insurance as required under this Lease;

In both cases, the Landlord may, within thirty (30) days following the damage or destruction, terminate the Lease by written notice to the Tenant, in which case the Lease shall terminate on the date of the damage or destruction and the Rent and all other amounts payable by the Tenant under the Lease shall be paid in full up to the date of the damage or destruction, the whole without any recourse or claim against the Landlord.

In the event the Landlord does not terminate as aforesaid, Landlord shall proceed to repair and rebuild the damage with reasonable diligence within one hundred and eighty (180) days following the casualty and in which event the Rent shall be diminished in the portion to the time and the part of the Leased Premises of which Tenant has been deprived until such time as the damage has been fully repaired so as to allow Tenant to fully occupy and operate its business within the whole of the Leased Premises.

10.3

PROCEEDS OF INSURANCE: In the event of the termination of the Lease as described above, all proceeds of insurance, except for those amounts pertaining to the Tenant’s property and to the extent that the Tenant is not indebted towards the Landlord under this Lease, shall be and remain the sole property of the Landlord.

10.4	NO OBLIGATION TO REBUILD: It is agreed that the Landlord has no obligation to repair or rebuild the Leased Premises of the Building.

10.5

DESTRUCTION CAUSED BY TENANT: Should the damage to or destruction of the Building or Leased Premises be caused by the Tenant’s fault, negligence, act or omission or by any person for whom the Tenant is responsible or has the control of, the Tenant shall be responsible for all damages, which may be repaired by the Landlord at the Tenant’s expense. Notwithstanding the foregoing or any other provision to the contrary, Tenant will not be responsible for any amount, in excess of the amount of liability insurance coverage made available to the Tenant or the amount of insurance proceeds that would be made available to the Tenant if the Tenant is insuring to the minimum amounts required under this Lease, whichever is greater, for any such damages.

ARTICLE 11

EXPROPRIATION

In the event of the expropriation or taking in possession of all or a portion of the Building by any competent authority that, in the Landlord’s reasonable opinion, renders the operating of the Building or Leased Premises impracticable, the Landlord shall provide a written notice thereof to the Tenant and the Lease shall terminate as of the date the expropriating authority takes possession of the property, the whole without any recourse against the Landlord, but without prejudice to the Tenant’s rights against the expropriating authority.

In the event of a partial expropriation of the Building that, in both the Landlord’s and Tenant’s reasonable opinion, does not affect the operation of the Building or Leased Premises, this Lease shall remain in full force, without any recourse from the Tenant against the Landlord, but without prejudice to the Tenant’s right

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to claim any indemnification or compensation that might be due by the expropriating authority, regardless of the Landlord’s rights and recourses.

ARTICLE 12

DAMAGES

12.1

LANDLORD’S NON-LIABILITY: The Landlord shall not be responsible for any damages of any nature suffered in the Leased Premises, in the Building, on the Land except when such damages result directly from an intentional or gross fault of the Landlord. The Tenant undertakes to indemnify the Landlord against any claim brought by anyone arising out of such damages.

12.2

NO REDUCTION OF RENT: The Tenant acknowledges that it shall not be entitled to any decrease or reduction in the Rent, nor to any termination of the Lease, nor to any claim against the Landlord for material or personal damages and expenses, for any reason or of any type whatsoever, nor to any indemnification of any amount whatsoever of Rent payable under this Lease.

12.3

REARRANGEMENT OR ENLARGEMENT: During the entire Term of the Lease, the Landlord shall be entitled to rearrange, enlarge or modify the Land, the Building, including the Facilities of the Building, without any claim by the Tenant for reduction of Rent and without any other recourse by the Tenant against the Landlord.

12.4	NOTICE OF DEFECT: The Tenant shall notify the Landlord without delay of any accident or defect in the Leased Premises or in the Building.

ARTICLE 13

COMPLIANCE WITH LAWS AND INDEMNIFICATION

13.1	COMPLIANCE WITH LAWS: The Tenant shall, at its expense and without delay :

13.1.1

comply with every provision and requirement of any laws, regulations, orders and by-laws of federal, provincial and municipal governments having jurisdiction over the Leased Premises, its use by the Tenant as well as the operation of the Tenant’s business in the Leased Premises;

13.1.2

The Tenant undertakes to respect the Environmental Legislation and to comply therewith promptly and at its expense and to immediately notify the Landlord of any release and discharge and presence inside or outside the Leased Premises of any Hazardous Materials and Contaminants in violation of the Environmental Legislation.

The Tenant is responsible for any damage whatsoever caused to the Building, the Land or the Leased Premises resulting from the non-compliance with the Environmental Legislation.

The Landlord represents and warrants that, to its knowledge and save and except as set out in the Phase I Environmental Site Assessment, the Phase II Environmental Site Assessment and the Supplemental Phase II Environmental Site Assessment, by Pinchin, which last assessment is dated January 25, 2018, there are no Hazardous Substances located on, under, above or about the Premises, the Building or the Land.

13.2

LANDLORD’S INDEMNIFICATION : The Tenant agrees to indemnify the Landlord for any damage resulting from the Tenant’s violation or breach of its obligations under the Lease and/or any law, regulation or order. The Tenant further agrees to indemnify, save and hold harmless the Landlord, its representatives, agents or employees from any claims, losses, fees, expenses, damages, whether bodily, moral or property, suits or proceedings resulting from or attributable to Tenant’s act,

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refusal, negligence or omission to comply with the Environmental Legislation. Furthermore, the Tenant shall reimburse the Landlord for all expenses incurred by the Landlord in exercising its rights under the present ARTICLE 13 including all reasonable legal fees. Provided, however, that the foregoing indemnification requirements shall not apply in respect of any negligence, misconduct or omission of the Landlord or its representatives, agents or employees.

13.3

TENANT’S INDEMNIFICATION : The Landlord agrees to indemnify the Tenant for any damage resulting from the Landlord’s violation or breach of its obligations under the Lease and/or any law, regulation or order. The Landlord further agrees to indemnify, save and hold harmless the Tenant, its representatives, agents or employees from any claims, losses, fees, expenses, damages, whether bodily, moral or property, suits or proceedings resulting from or attributable to Landlord’s act, refusal, negligence or omission to comply with the Environmental Legislation. Furthermore, the Landlord shall reimburse the Tenant for all expenses incurred by the Tenant in exercising its rights under the present ARTICLE 13 including all reasonable legal fees. Provided, however, that the foregoing indemnification requirements shall not apply in respect of any negligence, misconduct or omission of the Tenant or its representatives, agents or employees.

ARTICLE 14

SUBLET AND ASSIGNMENT

14.1

LANDLORD’S CONSENT: The Tenant shall not transfer, convey or otherwise assign the Lease, sublet the Leased Premises, in whole or in part, or suffer a portion of the Leased Premises to be used by another person, without the Landlord’s prior written consent which shall not be unreasonably withheld or delayed and without having previously complied with the provisions of Section 14.2. Landlord could withhold its consent, acting reasonably, on the basis that the use proposed by the Subtenant or Assignee differs from the use set out in article 1.1.4 hereof.

14.2

INFORMATION THAT THE TENANT MUST PROVIDE: The Tenant’s request to obtain the Landlord’s consent pursuant to the present article shall be in writing and shall include all of the following information and documentation concerning the proposed assignee or sublessee (the “Prospect”) :

14.2.1

the name, address and telephone number of the Prospect and, should the Prospect be a corporation, a company, a general partnership, a limited partnership or an undeclared partnership, the names, addresses and telephone numbers of the directors and major shareholders having control thereof;

14.2.2

if available references from banks and other credit establishments, financial statements, if available, and any other information that the Landlord may reasonably require in order to evaluate the Prospect’s liability and business or financial situation, and any reasonably detailed information concerning the Prospect’s previous commercial experience;

14.2.3	details on the transfer agreement between the Tenant and the Prospect and all relevant documentation pertaining thereto.

14.3

LANDLORD STATUS STATEMENT: Within the ten (10) days after written request thereof by the Tenant, of any sale or assignment of the business operated in the Leased Premises by a franchisee of the Tenant, a status statement is required from the Tenant, the Landlord shall deliver a status statement stating (if such is the case):

a)

That the Lease is unmodified and in full force and effect (or if there have been modifications, that the Lease is in full force and effect as modified and identifying the modification agreements) or if the Lease is not in full force and effect, the certificate shall so state;

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b)	The date to which Annual Minimum Rent and Additional Rent have been paid under the Lease; and

c)

Whether or not there is any existing default by the Tenant in the payment of any rent or other sum of money under the Lease, and whether or not there is any other existing or alleged default by either party under the Lease with respect to which a notice of default has been served and if there is any such default, specifying the nature and extent thereof.

14.4

JUSTIFIED REFUSAL: Without limiting or restraining in any way whatsoever the Landlord’s right to withhold its consent for any serious reason, the Landlord shall be presumed to withhold its consent for a serious reason whenever:

14.4.1

the Prospect does not satisfy the Landlord’s requirements with respect to its financial situation, its reputation, its experience, its ability to conduct business or the type and quality of business it intends to operate;

14.4.2	the Tenant is in default of any of its obligations stipulated in the Lease;

14.4.3	the Tenant fails to provide the required information provided in article 14.3;

14.4.4	the Prospect intends to change the use of the Leased Premises or to operate the Leased Premises for purposes other than those mentioned in article 1.1.4;

14.4.5	the Landlord has reason to believe that the Prospect intends not to respect the exclusive rights granted by the Landlord to tenants of the Building.

14.5	LANDLORD’S RESPONSE: Once the Landlord receives the request mentioned in article 14.1 and all the information and documentation required by article 14.2, it shall have fifteen (15) days to:

(i)	consent to the assignment of the Lease or to the subleasing of the Leased Premises; or

(ii)	refuse the assignment of the Lease or the subleasing of the Leased Premises, in accordance with article 14.5 hereof;

it being understood that the Landlord’s failure to response within the prescribed time limit will be deemed an acceptance of the sublease or the assignment by the Landlord.

14.6

DELAY FOR SUBLET AND ASSIGNMENT: Should the Tenant not assign the Lease or sublet the Leased Premises within sixty (60) days following the obtaining of the Landlord’s consent, such consent shall be null, in which case the Tenant shall not assign the Lease or sublet the Leased Premises without first complying once again with all the provisions of this Section 14.

The mere occupation, by the proposed assignee or sublessee, of all or part of the Leased Premises or the Landlord’s tolerance of such occupation or the Landlord’s acceptance of any payment shall in no way constitute a waiver of the Tenant’s obligation to obtain the Landlord’s consent for an assignment or a sublet.

14.7

SOLIDARY AND JOINT OBLIGATIONS: Notwithstanding any sublease or assignment, the Tenant shall remain solidarily and jointly liable, with any sublessee, towards the Landlord, for the performance of all of the obligations resulting from this Lease, the sub-lease or the new lease agreement entered into, in accordance with article Error! Reference source not found., the Tenant expressly waiving benefits of division and discussion.

14.8	ADVERTISING APPROVAL: The Tenant may not display any advertisement inside the Leased Premises or visible from the outside the Leased Premises of its intention to transfer, give or

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otherwise assign the Lease or sublet the Leased Premises, without the Landlord’s prior written consent, which shall not be unreasonably withheld.

14.9

SUB-TENANT’S WAIVER: If the Tenant fails to perform the obligations for which it is bound towards its sub-tenant, the sub-tenant shall not have the right to exercise the Tenant’s rights and recourses against the Landlord to have them performed. Consequently, the Tenant shall obtain an express waiver to such rights from any sub-tenant.

Moreover, Landlord agrees that in the event of any such a sublet or assignment Landlord will not have the right to increase the rent or otherwise modify any other terms and conditions of this Lease, nor will Landlord have the right to terminate this Lease or repossess the Leased Premises. In all case in which a subletting, assignment or transfer is not prohibited pursuant hereto, the subtenant, assignee or transferee may make use of, and carry on business in the Leased Premises under its own trade name.

14.10

PERMITTED TRANSFER: In general and apart from the above, the Tenant shall be permitted from time to time to assign this Lease or sublet all or any part of the Leased Premises with the Landlord’s consent (not to be unreasonably withheld or unduly delayed), which will be given or refused, with reasons, to Tenant within ten (10) business days. Notwithstanding anything to the contrary contained in this Lease, no provisions of this Lease shall be construed so as to restrict or prohibit in any manner: (a) a change in the corporate control of the Tenant or of the directors, its partners or the organization thereof; or (b) the transfer of shares among existing shareholders of the partners of the Tenant; or (c) where the Tenant or any of its partners is a private company, a bona fide transaction to take its shares public; or (d) Tenant’s rights to tender shares to the public through a recognized security exchange (in each case, a “Permitted Transfer”). There will be no charge to Tenant or the permitted transferee for any Permitted Transfer or any documentation to be executed in respect of any Permitted Transfer.

In the case of any Permitted Transfer, the Permitted Transfer will not become effective unless (i) the Landlord receives prior written notice of the Permitted Transfer; (ii) in the case of a Permitted Transfer pursuant to subparagraph (b) hereinabove, the Permitted Transferee remains a related company of the Tenant; and (iii) the Permitted Transferee agrees to abide by all the terms and conditions of the Lease.

ARTICLE 15

SUBORDINATION AND ATTORNMENT

15.1

ASSIGNMENT BY THE LANDLORD: If the Landlord sells, leases, transfers or otherwise assigns all or any part of the Building or if it assigns this Lease or any interest therein, the Landlord shall be released of any responsibility with respect to all of its obligations pursuant to this Lease or at law as of the date of such sale, lease, transfer or assignment if such purchaser or assignee assumes the Landlord’s obligations hereunder or at law.

15.2

SUBORDINATION: As an essential condition of the Lease, all of the Tenant’s rights hereunder are subject and subordinated to the rights of any creditor holding a mortgage or charge upon the Building or any other assignee of the Landlord’s rights under this Lease and the Tenant shall acknowledge such creditor or assignee as the Landlord hereunder. The Landlord undertakes to obtain a non-disturbance agreement from any and all such creditors and assignees to the effect that to the extent the Tenant shall pay the Rent and comply with all terms and conditions contained in this Lease, the Tenant shall be permitted to remain in quiet and peaceful enjoyment of the Leased Premises without interruption or disturbance from such creditors and assignees.

15.3

SIGNATURE OF ANY DOCUMENT: The Tenant agrees to execute and sign any deed or document deemed necessary or desirable by the Landlord or its creditors in order to subordinate the Lease to any mortgage or charge upon the Building, at the Landlord’s expense. However, the Tenant may require that the creditor of any such mortgage or charge undertake not to interfere with

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the Tenant’s right of enjoyment of the Leased Premises under the Lease, as long as the Tenant is not in default pursuant to the Lease.

15.4

STATUS STATEMENT: Within twenty (20) days following a written request by Landlord, Tenant shall deliver to the Landlord a status statement in the form annexed as Schedule E hereto or in any other form that is substantially similar at the cost of the Landlord.

ARTICLE 16

DEFAULTS AND RECOURSES

16.1	RIGHT TO TERMINATE THE LEASE: A default shall occur in the following cases:

16.1.1	if the Tenant does not fulfill any of its obligations pursuant to the Lease and if such default continues:

(i)	in the case of a financial obligation, for more than fifteen business (15) days following the receipt by the Tenant of a written notice from the Landlord;

(ii)

in all other cases, for more than thirty (30) days following the receipt of a written notice from the Landlord (unless the default cannot be remedied within such delay, in which case the Tenant shall have commenced to remedy the default within the prescribed delay and to continue to do so with diligence) or within a shorter delay stipulated in the Lease (the latter delay prevailing);

16.1.2	if the Tenant becomes insolvent or takes advantage of any law in regard to insolvency or is the subject of legal proceedings under such laws; or

16.1.3

if proceedings are instituted for the dissolution or liquidation of the Tenant or its property (save and except in the case of a corporate reorganization as permitted under this Lease or consented to by the Landlord) and the Tenant has not remedied or validly contested such measures within ten business (10) days of the Landlord’s notice to the Tenant to that effect; or

16.1.4	if the Leased Premises are used by any person not authorized pursuant to this Lease; or

16.1.5	if the Tenant assigns its rights pursuant to the Lease or sublets the Leased Premises or grants a guaranty without the prior authorizations provided for in the Lease; or

16.1.6

if any of the property located in the Leased Premises is judicially seized and the release of the seizure is not obtained within fifteen (15) days of the seizure or such seizure is not validly contested by the Tenant within legal delays; or

16.1.7

if a sequestrator, trustee, guardian or any other official having similar powers is appointed with respect to the property located in the Leased Premises or the Tenant’s business or with respect to the Tenant itself.

The sole lapse of time with respect to the delays indicated above or elsewhere in the Lease shall have the effect of putting the Tenant in default.

16.2	In the event of a default, the Landlord may, notwithstanding any law to the contrary and subject to its other rights and remedies provided by the Lease or by law:

(i)	enter into the Leased Premises and remedy the default on behalf of the Tenant and recover from it all the damages suffered by the Landlord, including all

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expenses incurred by the Landlord, whether such expenses result directly or indirectly from the default;

(ii)	terminate the Lease without legal proceedings but upon reasonable prior written notice to the Tenant.

16.3	CONSEQUENCES OF THE TERMINATION: If the Landlord terminates the Lease pursuant to the present article:

16.3.1

the Tenant shall immediately vacate the Leased Premises, failing which the Landlord may enter into the Leased Premises, as agent of the Tenant, re-let same for the remainder of the Term of the Lease and on the conditions which the Landlord may determine at its discretion, collect the Rent, take possession, as agent of the Tenant, of the movable property located in the Leased Premises and, if necessary, store such movable property at the expense and risk of the Tenant, the whole upon reasonable prior written notice to the Tenant, make modifications to the Leased Premises in order to facilitate their re-letting; apply the proceeds of any re-letting to the payment of all expenses incurred by the Landlord in connection with such re-letting and of any other debt owed by the Tenant to the Landlord and, lastly, to the payment of Rent in arrears or of Rent to become due. The Tenant shall remain liable to the Landlord for any shortage;

16.3.2

the Landlord shall have the right to recover from the Tenant all damages suffered by the Landlord and all the expenses incurred by it, including the Rent to become due until the end of the Term of the Lease, as liquidated damages less any sums of any amounts received by the Landlord, if any, from the re-letting of the Leased Premises;

16.3.3

should the termination of the Lease result from the Tenant’s bankruptcy or insolvency or is based thereon, the Landlord may recover from the Tenant arrears of Rent for a period of three (3) months preceding the bankruptcy and three (3) months’ Rent in advance following the bankruptcy.

16.4	WAIVER: Notwithstanding any law or custom to the contrary, once the Landlord has served a notice of termination of the Lease, the Tenant may not avoid such termination by remedying such default.

16.5

ABSENCE OF WAIVER: No act, indulgence or omission on the part of either party with respect to a default by the other shall be considered to be a waiver of the parties’ rights hereunder in regard to such default or to any subsequent default, unless such waiver is expressed in writing.

ARTICLE 17

NOTICES AND REQUESTS

17.1

PROCEDURES AND ADDRESSES: Any notice, letter of demand or request which is required to be given under this Lease or in connection therewith shall be deemed to have been given if it is delivered in person to the addressee or sent by registered mail or transmitted electronically or by fax or sent by regular mail. The address of the Landlord is that which is mentioned in article 1.1.11(i) and the address of the Tenant is that which is mentioned in article 1.1.11(ii). Any party may change its address for notice mentioned in article 1.1.11 by advising the other party in writing of such change.

Any notice sent by mail shall be deemed to take effect on the fifth (5th) business day following the date of mailing. Any notice sent electronically or sent by any other means indicated above shall be presumed to have been given and received on the day of its transmission. If the day of its

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transmission is not a business day, the notice shall be presumed to have been given and received on the following business day.

If the Leased Premises are vacant or if the Landlord is unable to send any notice to the Tenant at the address provided herein, the Landlord shall be entitled to give a copy of any notice, request or letter of demand to the office of the clerk of the Superior Court in the judicial district of Toronto and such notice, letter of demand and request shall constitute sufficient notice, in accordance with the provisions of the Lease.

ARTICLE 18

EXPIRATION OF THE LEASE

18.1

The Lease shall terminate by the sole operation of law and without notice on the date stipulated in article 1.1.3 unless Tenant has validly exercised its option to renew under article 1.1.13 II) of this Lease and occupation of the Leased Premises by the Tenant after such date shall not have the effect of extending the Lease or of renewing the Lease for any period of time, by tacit renewal or otherwise. The Tenant shall then be deemed to occupy the Leased Premises against the Landlord’s will, who may exercise any recourse available by law to evict the Tenant and claim damages from the Tenant.

18.2

Notwithstanding the foregoing, should the Leased Premises be occupied by the Tenant after the expiration of the Term of the Lease, the Tenant shall be deemed to occupy the Leased Premises pursuant to a monthly lease and the Tenant shall pay to the Landlord a monthly rent equal to the last Rent payable (calculated monthly) pursuant to the Lease, the other provisions of the Lease remaining the same.

However, should the Tenant fail to surrender the Leased Premises at the expiration of the Term of the Lease and it remains in the Leased Premises against the Landlord’s will, then the Tenant shall be required to pay to the Landlord a monthly rent equal to one hundred and fifty percent (150%) of the last Rent payable for each month of over holding, without prejudice to Landlord’s right to take possession of the Leased Premises and evict the Tenant.

ARTICLE 19

UNAVOIDABLE DELAY

Except for the payment of a sum of money, each time an obligation is to be performed under this Lease, such obligation shall be performed subject to the Unavoidable Delay. The Tenant and the Landlord shall notify one another respectively, without delay of the cause, of the term and effect of any Unavoidable Delay.

ARTICLE 20

MODIFICATION OF THE LEASE AND PERFORMANCE BY THIRD PARTIES

20.1

MODIFICATION OF LEASE: Any modification of the terms and conditions of the Lease (except for modifications to the rules and regulations) shall be invalid unless it arises following an agreement between the Landlord and the Tenant; such agreement must be confirmed in writing, prepared by the Landlord and signed by the Landlord, the Tenant and the surety, if any.

20.2

PERFORMANCE BY THIRD PARTIES: The Tenant, including any person claiming to be a sublessee or assignee of the Tenant, agrees that the payment of the Rent or the performance of any obligation by any person other than the Tenant shall not constitute an acknowledgement of rights other than those expressly granted hereunder or a waiver of any of the Landlord’s rights or recourses.

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The Landlord may, at any time, accept the Rent from the Tenant or from any physical or moral person occupying the Leased Premises, without in any way waiving any of its rights or recourses pursuant to this Lease.

ARTICLE 21

MISCELLANEOUS

21.1

NO WARRANTY OF USE: Notwithstanding any legal warranty, Landlord does not make any representation or warranty whatsoever to Tenant in respect to the use of the Premises which is permitted under applicable laws during the Term or is permitted by any applicable zoning by-laws during the Term. Nothing herein shall be interpreted so as to imply that the Lease is conditional upon the Tenant obtaining any permit for the carrying on of its business from any municipal or other authority. Tenant shall be solely responsible to obtain, as its own costs, all permits, consents and authorizations required for its occupation of the Premises and the operation of its business therein.

21.2

LANDLORD TO BE REASONABLE: Landlord hereby covenants and agrees to act reasonably and in good faith throughout the entire Term and any and all renewals thereof and wherever the Landlord’s consent or approval is required, such consent or approval will not be unreasonably withheld or unduly delayed. Moreover, Landlord shall use its reasonable and good faith efforts to mitigate its damages in the event of a Tenant default.

21.3

AUTHORIZATION TO OBTAIN CREDIT INFORMATION: Tenant shall, upon written request from Landlord, provide Landlord with such information regarding Tenant’s financial standing as Landlord may reasonably request. Landlord shall have the right to investigate the creditworthiness of the Tenant and Tenant consents to such investigation and Landlord may from time to time five any credit and other information or request such information from any credit bureau or reporting agency. If Tenant fails to provide the requested financial information within five (5) business days of such request in writing or if Landlord is not satisfied, in its sole discretion, with the information or results of its investigations, Tenant shall be deemed to be in default under the terms of the present Lease.

21.4

REGISTRATION OF THE LEASE: The Tenant shall be entitled to register a short-form notice of this Lease against title to the Lands provided the cost associated with registration shall be borne by the Tenant, it being understood that such notice shall not contain any reference whatsoever to the monetary provisions of the Lease and shall always be subordinated to the present Lease. Once the Lease is expired, the Tenant shall, at its expense, discharge any such registration, failing which the Landlord may proceed to do so at the Tenant’s expense and the Tenant irrevocably appoints the Landlord as its mandatory and power of attorney to do so.

21.5

NO PARTNERSHIP: The parties hereto expressly declare that no provision of this Lease and no act on their part shall be deemed or shall be interpreted to establish any relationship between the parties other than that of Landlord and Tenant, or Landlord, Tenant and surety, if any.

21.6

SOLIDARY OBLIGATIONS: Should this Lease be signed by more than one person as Tenant, each one of them shall be solidarily liable towards the Landlord for the performance and observance of all the terms and conditions of this Lease and expressly waive the benefit of division and discussion.

21.7

NO REPRESENTATIONS:—There are no covenants, representations, agreements, warranties or conditions in any way relating to the subject matter of this agreement expressed or implied, collateral or otherwise, except as expressly set forth herein.

21.8

GOVERNING LAWS AND ELECTION OF DOMICILE: This Lease shall be governed by the laws in force in the Province of Ontario. Furthermore, notwithstanding the fact that this Lease may have been executed by any party outside of the judicial district of Toronto, all of the parties hereby elect domicile before the competent court in the judicial district of Toronto.

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21.9	PARTIAL INVALIDITY: Should a provision of this Lease, to any extent, be held to be or rendered invalid, unenforceable or illegal, then:

(a)	such provision shall be deemed to be independent from the remainder of the Lease and divisible therefrom, and shall in no case invalidate the remainder of the Lease; and

(b)

the valid remainder of the Lease shall continue to be enforceable to the fullest extent permitted by law against any person and circumstance other than those for which it has been held to be or rendered invalid, unenforceable or illegal.

21.10

MODIFICATION OF THE ACCOUNTING YEAR: The Landlord expressly reserves the right to modify the Accounting Year and its duration during the Term of the Lease. Should the Landlord decide to modify an Accounting Year, all amounts payable pursuant to the Lease shall be adjusted accordingly.

21.11

VISITING THE LEASED PREMISES: Anytime during the Term of the Lease, the Tenant shall permit the Landlord to visit the Leased Premises or have the Leased Premises visited upon reasonable prior notice to the Tenant, including any broker, purchaser, lender or evaluator of the Building.

21.12

INTERMEDIARIES: The Tenant and the Landlord hereby warrants that no real estate brokers are involved in the negotiation of this Lease, and that there shall be no payment of any fees or commissions relating to the negotiation and execution of this Lease.

21.13

RULES AND REGULATIONS: The Tenant agrees to observe all reasonable rules and regulations of the Building that the Landlord may prescribe with respect to the operation, order, reputation, security and cleanliness of the Building.

The rules and regulations, as well as any modifications and additions brought thereto, shall not be incompatible with the terms of the Lease and shall not unduly hinder the Tenant’s peaceable use of the Leased Premises. Any modification or addition to the rules and regulations shall be communicated to the Tenant in writing, and shall be bind the Tenant.

The Landlord may take any reasonable action to apply these rules and regulations. Notwithstanding the foregoing, the Landlord agrees it will not apply such rules and regulation against the Tenant in a manner which is discriminatory solely against the Tenant.

21.14	MANDATORY DELAY: Any delay provided in the Lease and relating to any undertaking or obligation of the Tenant or of the Landlord is mandatory.

21.15	TERMINATION: The Tenant hereby waives any right that it may have to terminate the Lease, in accordance with section 65.2 of the Bankruptcy and Insolvency Act.

21.16	GENERAL RECOURSES: Mention in this Lease of any particular recourse shall not limit the Landlord’s right to exercise any other recourse conferred upon it by the Lease or by law.

21.17	CUMULATIVE RIGHTS: The rights of the Landlord shall be cumulative and not exclusive.

22.19

ENTIRE AGREEMENT: The Lease is the entire agreement between the Landlord and the Tenant. Tenant further acknowledges that the execution of this Lease shall constitute a conclusive presumption that all agreements and representations, written or verbal, previously entered into or made by the parties or their agents shall be solely those set forth in the Lease and may be amended only by an agreement in writing signed by both Landlord and Tenant. Landlord shall prepare any amendment of the Lease as aforesaid and Tenant shall pay to Landlord Landlord’s costs of such preparation, unless such amendment is requested by the Landlord.

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22.20	SCHEDULES: The schedules set out at length in the following pages form an integral part of the Lease and consist of the following:

Schedule A – Plan of the Leased Premises

Schedule B – Legal Description

Schedule C – Landlord’s Work

Schedule D – Tenant’s Work

Schedule E – Status Statement

Schedule F – Rules and Regulations

Schedule G – Landlord’s Resolution

Schedule H – Tenant’s Resolution

[Signature page follows]

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

/30

The parties specifically declare that they have requested that the present Lease be drawn up in the English language. Les parties déclarent qu’elles ont demandé que le présent Bail soit rédigé en anglais.

IN WITNESS WHEREOF, the Tenant declares having read the present Lease and having obtained from the Landlord’s representatives all the pertinent explanations allowing it to comprehend its content.

SIGNED BY THE TENANT, in Gatineau, this 30th day of October 2018.

HEXO OPERATIONS INC.

“Tenant”

	By:	/s/ Sebastien St-Louis
Witness		Sébastien St. Louis

SIGNED BY THE LANDLORD, in Montreal, this 30th day of October, 2018.

BELLEVILLE COMPLEX INC.

“Landlord”

	By:	/s/ Vincent Chiara
Witness		Vincent Chiara

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	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

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SCHEDULE A

PLAN OF THE LEASED PREMISES

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

(REDACTED for security reasons)

(REDACTED for security reasons)

SCHEDULE B

LEGAL DESCRIPTION

The Land is the emplacement known as:

PIN 40520-0313 (LT)

PT LTS 12, 13 CON 2 THURLOW PTS 10-11 21R22046; S/T QR452004; BELLEVILLE; COUNTY OF HASTINGS

(“Firstly”)

PIN 40520-0331 (LT)

PT LTS 11-13 CON 2 THURLOW PTS 1 TO 9 21R7327, PTS 1 TO 6 21R13826, EXCEPT PTS 1-17 21R22046; EXCEPT COLLEGE ST; S/T QR452000, QR452002, QR452004, QR91249, QR452005, QR534786, THD8364, THD9461, BELLEVILLE; COUNTY OF HASTINGS

(“Secondly”)

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE C

LANDLORD’S WORK

N/A

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE D

TENANT’S WORK

N/A

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE E

STATUS STATEMENT

BUILDING	:	500 College Street, Belleville Ontario

LANDLORD	:	BELLEVILLE COMPLEX INC.

TENANT	:	●

DATE OF LEASE	:

TO WHOM IT MAY CONCERN :

THE UNDERSIGNED, Tenant pursuant to the Lease, hereby certifies and declares that:

The Tenant has accepted and occupies the premises having a Leasable Area of approximatively five hundred seventy-nine thousand square feet (579,000 sq. ft.), and has

1.	taken possession of and is occupying said Leased Premises;

2.	the Lease has been validly signed and delivered by the Tenant pursuant to the appropriate corporate action duly, if necessary, taken by the Tenant;

3.	the Lease is presently in full force and effect and has not been amended;

4.	the commencement date of the Lease is the day of and the date of expiration is the day of ;

5.	all of the Gross Rent is currently in force and effect under the Lease, and all of the Gross Rent and Additional Rent, if any, under the Lease have been paid to this date;

6.	there is no existing default by either the Tenant or the Landlord pursuant to the Lease for which a notice of default has been given;

7.

the Tenant has no defence, counter-claim or claim of offset or deduction or compensation under the Lease or otherwise against the Gross Rent or other expenses due or to becoming due under the Lease. Furthermore, the Tenant does not have any grounds giving it the right or the option to terminate the Lease prior to the expiration of its term;

8.	To the best of the Tenant’s knowledge, the Leased Premises are free of any construction defects;

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

The Tenant hereby certifies and declares that the above statements are true, complete and may be relied and acted upon.

Dated in ____________________, this ____________________ day of ____________________, __________.

HEXO OPERATIONS INC.

(Tenant)

By:

Witness

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE F

RULES AND REGULATIONS

1.	The Tenant agrees to observe all of the following regulations and any additional regulations as the Landlord may from time to time prescribe with respect to the proper management of the Building.

1.1	These regulations shall not be incompatible with the terms of the Lease.

1.2	Any amendment shall be communicated in writing to the Tenant.

2.   Traffic

2.1  Prohibition to Impede Traffic—The Tenant shall not leave or allow any objects to be left that might impede the movement of traffic outside the Leased Premises, in the Property or its outdoor parking.

2.2  Loading and Unloading—The loading and unloading of merchandise and of furniture shall be made at the risk of the Tenant and pursuant to instructions from the Landlord.

3.   Emergencies and Security

3.1  Any emergency situation shall be brought to the attention of the Landlord’s security officer.

3.2  Only the stairways and emergency exits shall be used in cases of emergency.

3.3  Close coordination and cooperation shall be maintained between the Tenant’s and Landlord’s security services, for the protection of the Building.

3.4  Interruption of Services – Elevator and freight elevator service in the Building may be interrupted for reasons of maintenance or emergency.

3.5  No Smoking—Smoking in the elevators and freight elevators and in the Building is prohibited.

4.   Machinery, Equipment and Safe: no explosive may be brought into the Building without the approval of the Landlord.

5.   Illegal activities by the Tenant and Peddling The Tenant shall not cause a nuisance to its neighbours and shall respect the good order and the security of the Building. Any peddling and soliciting in the Building is strictly prohibited and the Tenant agrees to cooperate with the Landlord in order to prevent such activities.

6.   Entry Doors to Leased Premises : The Tenant shall not change the access systems without the consent of the Landlord. Should more than two keys be required for each lock, they shall be supplied by the Landlord, at the Tenant’s expenses. The Tenant shall return all keys of the Leased Premises to the Landlord at the Termination of the Lease.

(REDACTED for security reasons)

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE “G”

LANDLORD’S RESOLUTION

N/A

INITIALS
	LANDLORD	TENANT
	/s/ VC	/s/ SSL

Commercial Lease – 500 College Street, Belleville

SCHEDULE “H”

TENANT’S RESOLUTION

N/A

INITIALS
	LANDLORD	TENANT

Commercial Lease – 500 College Street, Belleville